UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  000-26565

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: August 31, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Liberate Technologies
Full name of registrant

Former name if applicable

2 Circle Star Way
Address of principal executive office (Street and number)

San Carlos, California 94070-6200
City, state and zip code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

☐ Yes ☒ No

PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 11-K, Form 20-F, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Liberate Technologies plans to restate its financial results for its fourth quarter and fiscal year ended May 31, 2002.  This determination comes after Liberate recently discovered facts calling into question the appropriateness and timing of revenue recognition involving a single-transaction license fee of $1.84 million.

Liberate’s Audit Committee, composed of independent outside directors, has retained independent outside counsel to conduct an inquiry, and is working closely with Liberate and Liberate’s independent auditors.  Although this review is ongoing, Liberate currently believes it will deduct $1.84 million in revenue from total revenues reported for the fourth quarter of fiscal 2002 and re-classify some or all of this revenue as deferred revenue.

The Audit Committee is seeking to resolve the matter as soon as possible and intends to work with the appropriate regulatory authorities.  Because Liberate’s quarterly Report on SEC Form 10-Q for the first quarter of fiscal 2003 incorporates certain elements of its closing fourth quarter balance sheet, Liberate will not file that 10-Q Report (which is due today) until the inquiry is complete, and expects to file a 10-K/A report at that time.

The statements above regarding Liberate’s revenue recognition and financial results, the nature and duration of pending reviews, the projected dates by which Liberate will make certain public filings, and any other expectations or anticipated events are “forward-looking” within the meaning of the securities laws and regulations.  These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially.  For example, Liberate may determine that it should make further accounting adjustments for the transaction currently at issue or for additional transactions, which may increase the amount of any necessary restatements or adjustments.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kent Walker	(650)	701-4000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic  reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Liberate Technologies
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2002	By:	/s/ MITCHELL E. KERTZMAN
	Name:	Mitchell E. Kertzman
	Title:	Chief Executive Officer